Filed pursuant to Rule 433

Issuer Free Writing Prospectus, dated May 6, 2015

Supplementing the Preliminary Prospectus Supplement, dated May 6, 2015

Registration No. 333-201463

HCA Inc.

$1,600,000,000 5.375% Senior Notes due 2025

Pricing Supplement

Pricing Supplement dated May 6, 2015 to HCA Inc.’s Preliminary Prospectus Supplement dated May 6, 2015. This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Financial information presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by changes described herein. Capitalized terms used in this Pricing Supplement but not defined have the meanings given them in the Preliminary Prospectus Supplement.

5.375% Senior Notes due 2025

Issuer	HCA Inc.

Aggregate Principal Amount	$1,600,000,000

Title of Security

5.375% Senior Notes due 2025 (the “notes offered hereby”)

The notes offered hereby will be treated as a single series with the Issuer’s $1.0 billion aggregate principal amount of 5.375% Senior Notes due 2025 issued on January 16, 2015 (the “existing notes”, and together with the notes offered hereby, the “notes”) for all purposes under the indenture and will have identical terms with the existing notes, other than their issue date and public offering price. The notes offered hereby will have the same CUSIP and ISIN numbers as, and will vote together and will be fungible with, the existing notes immediately upon issuance.

Maturity	February 1, 2025

Spread to Treasury	274 basis points

Benchmark Treasury	UST 2.00% due February 15, 2025

Coupon	5.375%

Public Offering Price	103.000% plus accrued interest from January 16, 2015 to the Settlement Date

Yield to Maturity	4.98%

Yield to Worst	4.98%

Interest Payment Dates	February 1 and August 1 of each year, beginning on August 1, 2015 Interest on the notes offered hereby will accrue from January 16, 2015.

Record Dates	January 15 and July 15 of each year

Gross Proceeds	$1,648,000,000

Net Proceeds to Issuer before Expenses	$1,632,000,000

CUSIP/ISIN Numbers	CUSIP: 404119 BR9 ISIN: US404119BR91

Optional Redemption (Make Whole Call)

The notes will be redeemable, at our option, at any time in whole or from time to time in part, at a redemption, or “make-whole,” price equal to the greater of:

(i)     100% of the aggregate principal amount of the notes to be redeemed, and

(ii)    an amount equal to sum of the present value of the remaining scheduled payments of principal of and interest on the notes to be redeemed (excluding accrued and unpaid interest to the redemption date and subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date) discounted from their scheduled date of payment to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using a discount rate equal to the Treasury Rate plus 50 basis points plus, in each of the above cases, accrued and unpaid interest, if any, to such redemption date.

Change of Control	Upon certain change of control events, each Holder may require the Issuer to repurchase at 101%, plus accrued and unpaid interest, if any.

Trade Date	May 6, 2015

Settlement Date:	May 20, 2015 (T+10)

Use of Proceeds

The Issuer estimates that its net proceeds from this offering, after deducting underwriter discounts and commissions and estimated offering expenses, will be approximately $1.631 billion.

The Issuer intends to use the net proceeds of this offering to redeem all of HCA Holdings, Inc.’s $1.525 billion aggregate principal amount outstanding of existing 7 3⁄4% senior notes due 2021 and for general corporate purposes.

Denominations	$2,000 and integral multiples of $1,000

Form of Offering	SEC Registered (Registration No. 333-201463)

Joint Book-Running Managers	Citigroup Global Markets Inc. Barclays Capital Inc.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Goldman, Sachs & Co.

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

SunTrust Robinson Humphrey, Inc.

UBS Securities LLC

Wells Fargo Securities, LLC

Co-Managers	Credit Agricole Securities (USA) Inc. Fifth Third Securities, Inc. Mizuho Securities USA Inc. SMBC Nikko Securities America, Inc.

The issuer has filed a registration statement (including a prospectus and a related preliminary prospectus supplement) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents HCA Holdings, Inc. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the preliminary prospectus supplement and accompanying prospectus may be obtained by calling Citigroup Global Markets Inc. at c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 111717, emailing prospectus@citi.com or calling toll free 1-800-831-9146.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in such preliminary prospectus supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.